Exhibit 99.28

PRESS RELEASE

Friday, April 13, 2007

Inter-Citic Issues Options

April 13, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) Chairman, Mark R. Frederick, announced the board has approved the granting of the following stock options pursuant to the terms of the Company’s Stock Option Plan:

Name of Optionholder	Relationship to Inter-Citic	Number of Options	Exercise Price	Expiry date
Adrian Ho	Director	100,000	$1.45	April 13, 2009
Carlos Ho	Director	100,000	$1.45	April 13, 2009
Donald Brown	Director	100,000	$1.45	April 13, 2009
Dr. Timothy Cook	Consultant	25,000	$1.45	April 13, 2009
James Moore	President & CEO	100,000	$1.45	April 13, 2012
Lou Pasubio	VP Finance & CFO	100,000	$1.45	April 13, 2012
Stephen Lautens	VP Corporate Communications	100,000	$1.45	April 13, 2012
Garth Pierce	VP Exploration	100,000	$1.45	April 13, 2012

The grant of the above options is subject to regulatory approval.

On Behalf of the Board:

“Mark R. Frederick”

Chairman

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com